China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
Tan Yan Road, Hi-Tech Zone
Xi’an, 710065, Shaanxi Province, China

                    June 11, 2010

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	China Natural Gas, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 10, 2010
File No. 000-31539

Dear Ms. Blye:

This letter responds to comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in its letter to China Natural Gas, Inc. (the “Company”) dated May 25, 2010.  For ease of reference, we have included each Staff comment in italics before the Company response in bold.

General

Staff Comment 1.

We note that you are included in the May 2008 Genocide Intervention Network’s Sudan Peer Performance Analysis of companies identified as the highest offenders in Sudan.  We also note a December 2008 news article citing your CEO discussing a report that highlighted compressed natural gas opportunities in emerging markets including Iran and stating that you intend to capitalize on these opportunities.  Finally, we note that you have a joint venture with CNPC Kunlun Natural Gas Co., a gas subsidiary of China National Petroleum Co., a company that has operations in Sudan and investments in Cuba, Iran and Syria.  Sudan, Iran, Syria and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding contacts with Sudan, Iran, Syria or Cuba.  Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements.  Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
June 11, 2010

Response

The Company is not aware of its inclusion in the May 2008 Genocide Intervention Network’s Sudan Peer Performance Analysis of companies identified as the highest offenders in Sudan.  We cannot explain the inclusion.  This is because we do not have and have never had any business contacts with Sudan.  Nor does the Company have any contact with or business in Iran, Syria or Cuba, whether directly or indirectly.  And, we have never provided any services or products to those countries or to entities that their governments to our knowledge control.

Furthermore, the Company has no plans to do business outside of China.  And, specifically, the Company has no intention to establish any business contacts with Sudan or any of the referenced countries.  Our business is strictly focused on the Chinese domestic market with the exception of a prior attempt to establish natural gas fueling stations in Thailand, which did not pan out.

We formed a joint venture with China National Petroleum Corporation Kunlun Natural Gas Co., Ltd. (“Kunlun”) on or about July 22, 2009 through our variable interest entity, Xi’an Xilan Natural Gas Co., Ltd.  The joint venture with Kunlun focuses on construction and operation of compressed natural gas stations, sales of compress natural gas, conversion of gasoline fueled vehicles to vehicles powered by both natural gas and gasoline and other related technical services in Henan Province, China.  The venture does not contemplate business activities outside of China.

The Company is unaware of the 2008 article to which you refer.  Our counsel has asked Staff for a reference or link to the article so we can respond more specifically to what the article purports to state.  We would be pleased to supplement this response once we have a copy of the article.  But, for now, we wish to reiterate that we have no plans to conduct business in Iran or any of the other companies on your list.

Staff Comment 2.

Please discuss the materiality of any contacts with the referenced countries described in response to our prior comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria or Sudan.  In this regard, please address the potential reputational impact of your joint venture with CNPC Kunlun Natural Gas Co.

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
June 11, 2010

Response

As stated in the previous response, the Company does not have any contacts with Sudan, Iran, Syria or Cuba and therefore our security holders are not at investment risk as a result of any contact with these countries.  Also as stated above, the joint venture with Kunlun is strictly limited to business activities within China.  As such, we do not expect any potential material reputational impact on the joint venture from operational associations China National Petroleum Corporation may have with the countries referenced in the Staff’s comments.

We trust that you will find this responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

By:	/s/ David She
David She
Chief Financial Officer

cc:           Matthew Chang, Company Counsel